Exhibit 99.1

RTI Surgical® to Acquire Paradigm Spine

Significantly Enhances RTI’s Spine Franchise Offering Through Coflex® Technology

Provides Differentiated, Premarket Approved (PMA) Device Supported by Strong Clinical Data with Expanding Coverage from Payors

Demonstrates Another Important Milestone in RTI’s Strategic Transformation Focused on Spine and OEM

ALACHUA, Fla., November 1, 2018 – RTI Surgical, Inc. (Nasdaq: RTIX), a global surgical implant company, and Paradigm Spine, LLC, a leader in motion preservation and non-fusion spinal implant technology, today announced that they have entered into a definitive agreement whereby RTI will acquire all outstanding equity interest of Paradigm Spine in a cash and stock transaction valued at up to $300 million, consisting of $150 million at closing plus potential future milestone payments. RTI believes this transaction underscores its significant progress executing against its strategic transformation to reduce complexity, drive operational excellence and accelerate growth.

Under the terms of the agreement, RTI shall pay $100 million in cash and 10,729,614 shares of RTI common stock at closing. The potential milestone payments are payable in a combination of cash and RTI common stock. The shares of RTI stock to be issued at closing were valued based on the volume weighted average closing trading price of RTI common stock on the NASDAQ for the five business trading days prior to the date of execution of the definitive agreement, representing $50 million of value. The transaction has been approved by the Board of Directors of RTI and the Board of Managers of Paradigm Spine, and is expected to close in the first quarter of 2019.

Established in 2005, Paradigm Spine’s primary product is the coflex® Interlaminar Stabilization® device, a differentiated and minimally invasive motion preserving stabilization implant that is FDA PMA approved for the treatment of moderate to severe lumbar spinal stenosis (LSS) in conjunction with decompression. LSS is the most prevalent diagnosed spine condition amongst the elderly in North America today, affecting approximately 1.6 million patients annually. Coflex® introduces a cutting-edge solution that pairs minimally invasive surgery (MIS) with motion preservation, which is a combined market estimated to be worth nearly $3.3 billion. Paradigm Spine is based in New York with international operations in Wurmlingen, Germany.

Supported by 12 years of clinical data and endorsed by major spinal societies, including The North American Spine Society (NASS) and The International Society for the Advancement of Spine Surgery (ISASS), coflex® leads to faster recovery times with improved patient outcomes compared to the current standard of care. Coflex® is covered nationally by Medicare and is making coverage progress toward regional and national private payor decisions.

“With coflex®, the Paradigm Spine team has created a differentiated implant that has a demonstrated track record of improving patient outcomes and addresses a critical and growing need in the spine surgery space,” said Camille Farhat, President and CEO of RTI. “Coflex® is FDA PMA approved and an established treatment that we believe is poised for accelerated and sustainable long-term growth given its clinical efficacy and ongoing progress toward insurance coverage. We look forward to working with the Paradigm Spine team to complete this compelling addition to the RTI Surgical family.”

Mr. Farhat continued, “Our growth strategy in spine is to invest in differentiated products and build scale. Coflex® is a differentiated product that we anticipate will reinforce customer retention, support portfolio pull-through and enhance our overall spine offering. Following the successful acquisition of Zyga earlier this year, and the numerous successes in our ongoing strategic transformation, we believe this transaction demonstrates our commitment to improving outcomes for more patients, unlocking additional growth opportunities and ultimately driving value for all stakeholders.”

“We have spent the last several years building coflex® into a therapy of choice for orthopedic spine surgeons and neurosurgeons. We believe the treatment is on the verge of accelerating growth as coverage from private payors and patient access begin to expand,” said Marc Viscogliosi, Co-Founder, Chairman and CEO of Paradigm Spine. “We are confident RTI is the ideal partner to help achieve our considerable growth potential and address a vital patient need in the U.S. market.”

The transaction is subject to the satisfaction of customary closing conditions and applicable regulatory approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act as well as approval by RTI shareholders and Paradigm Spine equity holders. Certain shareholders of RTI and certain equity holders of Paradigm Spine have each executed support agreements in favor of the transaction. The transaction is expected to be accretive to RTI EBITDA within 12 months of closing. RTI intends to fund the cash portion of the consideration with approximately $100 million in new, fully-committed debt financing, to be provided by Ares Capital Corporation.

Piper Jaffray & Co. is serving as financial advisors to RTI, and Sidley Austin LLP and Holland & Knight LLP are serving as legal counsel on the transaction and financing, respectively. Dorsey & Whitney LLP is serving as legal counsel to Paradigm Spine.

Conference Call and Webcast

RTI will host a conference call and audio webcast to discuss the transaction on Friday, November 2, 2018 at 9:00 a.m. ET. The conference call can be accessed by dialing (877) 383-7419 (U.S.) or (760) 666-3754 (International). The webcast can be accessed through the investor section of RTI’s website at www.rtix.com/investors. A replay of the conference call will be available on RTI’s website for one month following the call.

About RTI Surgical, Inc.

RTI Surgical is a leading global surgical implant company providing surgeons with safe biologic, metal and synthetic implants. Committed to delivering a higher standard, RTI’s implants are used in spine, sports medicine, general surgery, orthopedic and trauma procedures and are distributed in more than 40 countries. RTI has four manufacturing facilities throughout the U.S. and Europe. RTI is accredited in the U.S. by the American Association of Tissue Banks and is a member of AdvaMed. For more information, please visit www.rtix.com. Connect with us on LinkedIn and Twitter.

About Paradigm Spine, LLC:

Founded in 2005, Paradigm Spine is a privately held company and focused on the design and development of solutions for the disease management of spinal stenosis. The company’s signature product is the coflex® Interlaminar Stabilization® device, which is currently used in over 40 countries worldwide. Coflex® is the only lumbar spinal device that has produced Level I evidence in two separate prospective, randomized, controlled studies against two different surgical control groups, changing the standard of care for lumbar spinal stenosis treatment. For additional information, visit www.paradigmspine.com or www.coflexsolution.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations, estimates and projections about our industry, our management’s beliefs and certain assumptions made by our management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, except for historical information, any statements made in this communication about anticipated financial results, the impact of the transaction on the complexity of RTI’s operations, any benefits of scaling caused by the transaction, the impact of the transaction on RTI’s growth rates, potential long-term growth for coflex® products, the impact of the transaction on RTI’s market share, and the retention of current customers or the acquisition of additional customers also are forward-looking statements. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These statements are not guarantees of future performance and are subject to risks and uncertainties. These risks and uncertainties include, among other things: the failure to obtain RTI shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the definitive agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions; and other risks described in public filings with the U.S. Securities and Exchange Commission (SEC). Our actual results may differ materially from the anticipated results reflected in these forward-looking statements. Copies of the company’s SEC filings may be obtained by contacting the company or the SEC or by visiting RTI’s website at www.rtix.com or the SEC’s website at www.sec.gov.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RTI will file a registration statement on Form S-4 with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of RTI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from RTI at its website, www.rtix.com, or by contacting RTI Investor Relations at (847) 530-0249.

Participants in Solicitation

The Company and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisition of Paradigm Spine, LLC. Information concerning the Company’s participants is set forth in the proxy statement, filed March 26, 2018, for the Company’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Contacts

For RTI Surgical Media: Molly Poarch mpoarch@rtix.com (224) 287-2661 Investors: Nathan Elwell nelwell@lincolnchurchilladvisors.com (847) 530-0249	For Paradigm Spine Marc Viscogliosi marc.viscogliosi@paradigmspine.com (212) 367-7274, Ext. 2103